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MAY 31 2022

Washington, DC

SEC FILE NUMBER
8-52511

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LetsGoTrade, Inc. DBA ChoiceTrade

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

65 Milltown Road - Suite 2B
(No. and Street)

East Brunswick	New Jersey	08816
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald Buckner	877-731-9114	rbuckner@choicetrade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & Co LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road	Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW

OATH OR AFFIRMATION

I, Ronald Buckner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LetsGoTrade, Inc. DBA ChoiceTrade, as of 5/26, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICHOLAS K. ZABLOCKI
NOTARY PUBLIC
State of New Jersey
My Commission Expires
April 25, 2024

Signature:

Title:
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LetsGoTrade, Inc.
dba ChoiceTrade

FINANCIAL STATEMENTS

MARCH 31, 2022 AND 2021

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web.: www.ajsh.in
E-mail: info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
LetsGoTrade, Inc.

Opinion on the Financial Condition

We have audited the accompanying statement of financial condition of LetsGotrade, Inc. (the "Company") and the related notes to the statement (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

AJSH & Co LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
May 26, 2022

LetsGoTrade, Inc.
dba ChoiceTrade

FINANCIAL STATEMENTS

MARCH 31, 2022 AND 2021

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2022	2021
ASSETS		
Current Assets:		
Cash	$1,684	$14,263
Clearing Firm Accounts	186,485	135,952
Other Receivables	31,725	21,606
Prepaid Expenses (Note 3)	12,604	12,701
Other Current Assets (Note 3, 8)	2,353	5,930
Total Current Assets	234,851	190,452
Other Assets:		
Security Deposits (Note 4)	-	-
Due from Related Party	-	4,180
Deferred Tax Asset (Note 14)	3,640	-
Total Other Assets	3,640	4,180
TOTAL ASSETS	238,491	194,632
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable (Note 5)	35,532	36,444
Accrued Expenses	3,750	10,940
Due to Related Party	400	-
Income Tax Payable	5,137	-
Total Current Liabilities	44,819	47,384
Non-Current Liabilities:		
Deferred Income (Note 6)	91,000	-
Total Non-Current Liabilities	91,000	-
Stockholders' Equity:		
Common Stock (Note 10)	1,000	1,000
Preferred Stock (Note 10)	1	1
Additional Paid - in Capital	146,453	146,453
Accumulated surplus (deficit)	($44,782)	($206)
Total Stockholders' Equity	102,672	147,248
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$238,491	$194,632

The Notes to Financial Statements are an integral part of these statements.

Note 1 – Nature of Business

LetsGoTrade, Inc. (the Company) was incorporated in the State of Delaware on March 28, 2000 and was re-domiciled to Puerto Rico on January 13, 2017. The re-domicile was done as a continuity in accounting and tax terms. From the period of April 1, 2020 through March 31, 2022 the Company's main office was located in San Juan, Puerto Rico. The company is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission. The Company does business under the name ChoiceTrade. It is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles, and, as such, include amounts based on judgments, estimates, and assumptions made by management that affect the reporting amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated. Following is a description of the more significant accounting policies followed by the Company.

A. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Property and equipment are reviewed for impairment at least annually or whenever events or circumstances indicate their carrying value may not be recoverable. If total of the expected future undiscounted cash flows is less than the carrying value of the asset, a loss is recognized for the difference between the imputed fair value and the carrying value of the asset.

B. Revenue/Expense Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (C) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, payments from Exchanges and other market centers, software and other administrative fees. Commissions are recognized on a settlement date basis. Security transactions are executed by independent broker-dealers and exchanges. Order flow revenues are accrued in the same period as the related securities transactions. Expenses are recognized when incurred.

Note 2 - Summary of Significant Accounting Policies (continued)

C. Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

E. Fair value Measurement

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuations used to measure fair value into three broad levels;

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the estimates that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data)

F. Concentration of Credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks excess of the U.S. Federal Deposit Insurance Corporation FDIC insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

Note 2 - Summary of Significant Accounting Policies (continued)

G. Brokerage Activities

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions.

H. Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2022 and 2021, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. For the period April 1, 2020 through March 31, 2022, the Company files tax returns in the United Sates Federal and the Commonwealth of Puerto Rico. These returns are generally subject to examination by the tax authorities for a period of four years after filing.

Note 3 – Prepaid Expenses and Other Current Assets:

Prepaid expenses represent regulatory fees. Other current assets represent other advances.

Note 4 – Security Deposits

A security deposit associated with office space that was utilized by the company when it was domiciled in New Jersey was returned to the company during the year ended March 31, 2021.

Note 5 – Accounts Payable

Accounts Payable includes amounts due to venders and officers of the Company. (See Note 8)

Note 6 – Deferred Income

Between August and September 2021, the company received amounts totaling $100,000 in conjunction with a marketing referral agreement dated June 16, 2021. Pursuant to the terms of the agreement, the referrer charges a specified ongoing fee to the accounts opened by the company and remunerates half of such fee to the company. The $100,000 received was deemed to be prepayment for such fees. On August 19, 2021, it was memorialized that the entirety of the $100,000 amount would be deemed earned when received and non-refundable, however, to better match revenue with the associated expense, the company recorded this amount as deferred income. Through March 31, 2022, the company recognized $9,000 of income, reducing the deferred balance based on actual referred business or minimums due. The balance of deferred income as at March 31, 2022 was $91,000. (See Note 12)

Note 7 - Commitments

The Company leases office space on a month to month basis at 151 San Francisco Street, Suite # 200, San Juan, Puerto Rico. The lease rental is $75 per month.

Note 8 – Related Party Transactions

The company utilizes a service company owned by an officer. During the year, the Company paid $295,700 as consulting expense and as of March 31, 2022, the Company has no outstanding balance.

As of March 31, 2022, the Company has a net receivable from an officer of $2,353 and a net payable of $5,118 to another officer of the Company. Additionally, the Company has a net payable of $400 from ChoiceTrade Holdings, Inc. ("CTH") as of March 31, 2022.

During the year ended, March 31, 2021, the company paid its parent company CTH a one-time fee of $75,000 for a special project associated with electronic regulatory reporting. Additionally, on April 1, 2020, the company agreed to pay CTH $25,000 quarterly for one year for administrative and consulting services including management, technical consulting, marketing, Web hosting sponsorship, business development, and other administrative services. This agreement was extended and paid through March 31, 2022.

During the year ended March 31, 2022, the Company has paid a dividend of $152,500 on its preferred shares which are owned by the CEO of the Company and payroll and consulting expense of $45,623 to the CEO. Additionally, the CEO has been reimbursed $116,556 for the expenses paid by him on behalf of the Company.

Note 9 – Regulatory Requirements

LetsGoTrade, Inc. is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $9,055 in 2022 and $5,000 in 2021. The Company had amounts in relation to the Rule as follows:

	2022	2021
Net Capital	$ 52,350	$ 102,831
Required Net Capital	9,055	5,000
Excess Net Capital	$ 43,295	$ 97,831

The Rule also requires that the ratio of the aggregated indebtedness to Net capital shall not exceed 15 to 1. The Company had amounts in relation to the Rule as follows:

	2022	2021
Aggregated Indebtedness	$ 135,819	$ 47,384
Net Capital	$ 52,350	$ 102,831
Ratio	2.59 to 1	0.46 to 1

Note 10- Share Capital

Common Stock

The total number of shares that the Company is authorized to issue is One Hundred Thousand (100,000) shares of Common Stock, $.01 par value in the Puerto Rico corporation. As of March 31, 2022 and 2021, the shares issued and outstanding were 100,000.

Preferred Stock

The total number of shares that the Company is authorized to issue is One Thousand (1,000) shares of Preferred Stock, $.01 par value per share, non-cumulative in the Puerto Rico corporation. As of March 31, 2022 and 2021, the shares issued and outstanding were 100. During the year ended March 31, 2022 and 2021, dividends totaling $152,500 and $128,000, respectively, were paid on preferred shares.

Note 11- Exemption from rule 15c-3-3:

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. The Company is an introducing broker dealer that clears all customer transactions through a clearing firm.

Note 12- Subsequent Events

The Company has evaluated subsequent events through May 26, 2022, the date which the financial statements were available to be issued. On May 19th, 2022, an addendum was added to a certain marketing referral agreement dated June 16, 2021 (See Note 6), whereby minimum fees of $1,000 per month would apply from the inception of the contract. The financial statements reflect the effects of this amendment. Management has determined that there were no other events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

Note 13- Recently Issued Accounting Standards

ASU 2016–12 Revenue from Contracts with Customers

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASU Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP, ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended March 31, 2020. The Company has adopted this standard and determined that it had no material impact on the Company's financial statements.

Note 13- Recently Issued Accounting Standards - Continued

ASU 2016-02 Leases

In February 2016, the FASB issued ASU N. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires leases to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management foresees no material impact on the Company's financial statements.

There were no other new accounting pronouncements during the year ended March 31, 2022 that we believe would have a material impact on our financial position or results of operations.

Note 14- Income Taxes

Under the enactment of Act No. 20 of January 17, 2012, as amended (hereinafter, Act 20), a foreign corporation who becomes a domiciled corporation in Puerto Rico on or before December 31, 2035, will have a 4% tax rate on Puerto Rico income and a 60% exemption on municipal tax.

On November 15, 2016, the Puerto Rico Department of Economic Development and Commerce of the Commonwealth of Puerto Rico issued a Grant of Tax exemption to LetsGoTrade, Inc. pursuant to the terms of Act 20, covering the performance of eligible service activities for markets outside of Puerto Rico of Investment Banking and Financial Services. Services encompass broker-dealers offering self-directed investments in financial securities products.

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purpose.

The provision for income tax for the year ended March 31, 2022 and 2021, consists of the following:

	2022	2021
Current year income tax	$ 8,137	$ 2,011
Increase in deferred tax asset	(3,640)	0
Provision for income tax	$ 4,497	$ 2,011

Note 14- Income Taxes (continued)

The provision for income tax shown on the statement of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

As of March 31, 2022 and 2021, the Company does not have unrecognized tax benefits in its financial statements. During the year ended March 31, 2022 and 2021, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purposes, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns.

The significant components of deferred tax assets and liabilities are as follows:

	March 31, 2022	March 31, 2021
Net Income / (Loss)	$ 104,284	$ 30,538
Adjustment due to timing difference	3,640	0
Adjusted Income due to timing difference	107,924	30,538
Deferred Tax Assets/Liability	3,640	0
Net Deferred Tax Assets	3,640	0

Note 15- Litigation, Claims & Assessments

On or about July 22, 2020, the Company initiated a claim against another FINRA member firm through FINRA Dispute Resolution Services, in order to recover amounts associated with a loss event that affected several customer accounts in 2016. The Company requested compensatory damages, interest on the outstanding balance, punitive damages and other costs. On January 15, 2021, the arbitration panel dismissed the Company's claims. The Company does not believe there is either pending liability or receivable associated with this cause of action as of March 31, 2022.

On or about September 2, 2020, the Company initiated a claim against a customer pursuant to Rule 12800 of the Code of Arbitration Procedure though FINRA Dispute Resolution Services, in order to collect a remaining debit balance left in the customer's closed account. In the Statement of Claim, the company sought damages in the amount of $13,532, its cost of prosecuting the claim, all FINRA fees, and other costs. On January 29, 2021, the arbitrator awarded the company the full amount of the claim of $13,532. Additionally, the company was awarded $8,190 in costs and interest of 6% per annum from thirty days after March 25, 2020, through and including the date the Award is paid in full. The company was also granted reimbursement of its $1,050 filing fee. While the customer asserted a counterclaim, it was denied in the award. As of March 31, 2022, the company has not yet collected this award from the customer. $13,532 is included in other receivables as of March 31, 2022.

Note 16- Risks and Uncertainties

During the first quarter of the fiscal year ended March 31, 2021, due to the COVID-19 pandemic, the company was forced to shift entirely to remote operations. This required an initial reduction in personnel and procedure, however, there was no disruption in the services the company provides. The company experienced a surge in online trading for a short period as most customers were forced to work at home. The company cannot determine at this time if and how its results, personnel needs or methods of operation might fluctuate in the foreseeable future as it relates to the pandemic.